June 30, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4631
Attention:          Austin Pattan, Staff Attorney
Mitchell Austin, Staff Attorney
Re:       Acceleration Request of Smith Micro Software, Inc.
Registration Statement on Form S-3, Filed June 22, 2023
File No. 333-272827
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Smith Micro Software, Inc. (the “Company”) respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission accelerate the effective date of the Company’s Registration Statement on Form S-3 (Registration No. 333-272827) (the “Registration Statement”), so that it will be declared effective at 5:00 p.m., Eastern time, on July 3, 2023, or as soon as practicable thereafter. The Company authorizes Brian Novosel and Jennifer Minter of Buchanan Ingersoll & Rooney PC, counsel to the Company, to orally modify or withdraw this request for acceleration.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Brian Novosel of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (412) 562-5266.

Sincerely,

Smith Micro Software, Inc.

By:	/s/ James Kempton
Chief Financial Officer
cc:    William W. Smith, Jr., Chief Executive Officer